UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Harvison, Randall W.
   2801 Glenda Avenue
   Fort Worth, TX  76117
   USA
2. Issuer Name and Ticker or Trading Symbol
   FFP Partners, L.P.
   FFP
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   December 28, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below) of general partner
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Units                |12/28/|J(No|175,467           |D  |Note 1     |0                  |I     |Note 1                     |
                             |97    |te1)|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class B Units                |12/28/|J(No|25,615            |D  |Note 1     |0                  |I     |Note 1                     |
                             |97    |te1)|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
None                    |        |     |    |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: On December 28, 1997, FFP completed a restructuring under which the non-real estate assets and businesses previously owned and conducted by FFP were transferred to FFP
Marketing Company, Inc.   Mr.
Harvison is a manager of 7HBF Management Co., Ltd., a Texas limited liability company that is the general partner of 7HBF, Ltd., a Texas limited partnership that directly or indirectly owns from 33-1/3% to 100% of eight companies that, prior to the restructuring of FFP, owned Class A and Class B Units of FFP. Therefore, he may be deemed to have shared investment control over the units held by them. Mr. Harvison is also the beneficiary of a trust which owns, directly or indirectly, from 33-1/3% to 100% of two companies that, prior to the restructuring, owned Class
A Units and indirectly 20% of another company that owned Class A and Class B Units. Therefore, he may be deemed to have shared investment control over the units held by these companies. The number of units set forth above is Mr. Harvison's proportionate pecuniary interest in the Units owned by these companies. Mr. Harvison disclaims beneficial ownership of all these Units. In connection with the restructuring, the aforementioned Class A and Class B Units of FFP Partners were exchanged for economically equivalent limited partnership interests of a newly formed subsidiary of FFP
Partners.
SIGNATURE OF REPORTING PERSON
Randall W. Harvison
DATE
February 27, 1998